UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               E*Trade Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269246-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            RONALD FISHER                        STEPHEN A. GRANT, ESQ.
       SOFTBANK HOLDINGS INC.                     SULLIVAN & CROMWELL
         1188 CENTRE STREET                         125 BROAD STREET
       NEWTON CENTER, MA 02459                     NEW YORK, NY 10004
           (617) 928-9300                            (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)
                                Page 1 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                  PAGE  2  OF 15  PAGES
----------------------                                     ---------------------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SOFTBANK America Inc.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      15,401,688
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            15,401,688
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   15,401,688
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.1%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                  PAGE  3  OF 15  PAGES
----------------------                                     ---------------------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      15,401,688
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            15,401,688
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   15,401,688
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.1%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                  PAGE  4  OF 15  PAGES
----------------------                                     ---------------------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SOFTBANK Corp.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      15,401,688
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            15,401,688
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   15,401,688
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.1%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                  PAGE  5  OF 15  PAGES
----------------------                                     ---------------------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Masayoshi Son
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      15,401,688
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            15,401,688
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   15,401,688
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.1%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SB America, SBH and SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.01 per share, of E*Trade Group, Inc., a Delaware corporation, beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 1.  Security and Issuer.

         This statement on and amendment of Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of E*Trade Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4500 Bohannon Drive, Menlo Park, CA 94025.

Item 2.  Identity and Background.

         (A), (B), (C) and (F). SB America is a wholly-owned subsidiary of SBH, which is a wholly-owned subsidiary of SOFTBANK, which, as of September 30, 2001, was 40.1% owned by Mr. Son, a Japanese citizen. Mr. Son's principal occupation is president and chief executive officer of SOFTBANK. The principal business of SBH and SB America is to serve as holding companies for operations and investments of SOFTBANK. The business address of Mr. Son is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

         (D) and (E). None of the Reporting Persons nor, to the best knowledge and belief of SB America, SBH, SOFTBANK, any of their respective executive officers and directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Schedules 1, 2 and 3 hereto set forth the business address of SB America, SBH and SOFTBANK, and with respect to each executive officer of SB America, SBH and SOFTBANK, respectively, the following information: (a) name,
(b) residence business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.


                               Page 6 of 15 Pages

Item 5.  Interest in Securities of the Issuer.

         (A). The percentage of the Issuer's outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 373,975,347 shares of Common Stock (the "Outstanding Shares") reported by the Issuer as outstanding as of November 30, 2001 in a final prospectus, dated December 4, 2001, filed with the SEC by the Issuer on January 9, 2002.

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly- owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns, as of September 30, 2001, an approximately 40.1% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         On January 30, 2002, SB America sold 16,000,000 shares of Common Stock at a price of $8.80 per share in a block trade to Goldman, Sachs & Co. On January 30, 2002, SB America sold 2,000,000 shares of Common Stock at a price of $8.80 per share through Jefferies & Company. As of the date of the filing of this statement, the Reporting Persons beneficially own 15,401,688 shares of Common Stock of the Issuer, representing approximately 4.1% of the Outstanding Shares.

         (B). Each Reporting Person shares the power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

         (C). Except as described above and in any statement or Schedule 13D filed by the Reporting Persons with respect to the Common Stock, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Issuer during the past 60 days.

         (D). Not Applicable.

         (E). As of January 30, 2002, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits

         1. Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed on January 11, 1999 by the Reporting Persons with respect to the Common Stock of the Issuer and incorporated herein by reference.)

         2. Power of Attorney by SOFTBANK and Mr. Son. (Filed with Statement on
Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK

                               Page 7 of 15 Pages

Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)

         3. Stock Purchase Agreement, dated as of July 9, 1998, by and between the Issuer and SOFTBANK Holdings (incorporated by reference to Exhibit C to the Statement on Schedule 13D, dated August 20, 1998, filed by the Reporting Persons with respect to the Issuer).


                               Page 8 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002

                                             SOFTBANK AMERICA INC.



                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                Secretary

                                             SOFTBANK HOLDINGS INC.



                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                Secretary

                                             SOFTBANK CORP.



                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                Attorney-in-fact

                                             MASAYOSHI SON



                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                Attorney-in-fact



                               Page 9 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 10 OF 15 PAGES
----------------------                                     ---------------------


                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.

         The business address for each of the individuals listed below, except Masayoshi Son and Stephen A. Grant is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103- 0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         All directors and executive officers listed below are U.S. citizens, except Masayoshi Son and Kazuhiko Kasai, each a citizen of Japan.

NAME                       PRESENT AND PRINCIPAL OCCUPATION

Masayoshi Son              President, Chief Executive Officer and director of
                           SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America
                           Inc.; Director of SOFTBANK Inc.; Director of SOFTBANK
                           Capital Partners Investment Inc.; Director of
                           SOFTBANK Technology Ventures V Investment Inc.

Ronald D. Fisher           Director of SOFTBANK Corp.; Vice Chairman and
                           director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                           Partners Investment Inc.; Chairman of the Board,
                           President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK
                           Technology Ventures V Inc.; President and Director of
                           SOFTBANK Incubator Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Francis B. Jacobs          Vice President and director of SOFTBANK Holdings
                           Inc.; Vice President and director of SOFTBANK America
                           Inc.; Vice President and director of SOFTBANK Capital
                           Partners Investment Inc.; Vice President and director of SOFTBANK Technology Ventures V Investment Inc.;
                           Vice President of SOFTBANK Incubator Investment Inc.

Lou DeMarco                Director of SOFTBANK America Inc.; Director of
                           SOFTBANK Holdings Inc.


                               Page 10 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 11 OF 15 PAGES
----------------------                                     ---------------------


Steven J. Murray           Vice President and Treasurer of SOFTBANK Holdings
                           Inc.; Vice President and Treasurer of SOFTBANK Inc.;
                           Vice President and Treasurer of SOFTBANK Technology
                           Ventures V Investment Inc.; Vice President and
                           Treasurer of SOFTBANK Incubator Investment Inc.;
                           Treasurer of SOFTBANK America Inc.; Vice Chairman and
                           Treasurer of SOFTBANK Capital Partners Investment
                           Inc.

Milly F. Smith             Assistant Treasurer of SOFTBANK Holdings Inc.;
                           Assistant Treasurer of SOFTBANK America Inc.;
                           Assistant Treasurer of SOFTBANK Capital Partners
                           Investment Inc.; Assistant Treasurer of SOFTBANK
                           Technology Ventures V Investment Inc.; Assistant
                           Treasurer of SOFTBANK Incubator Investment Inc.

Tony Castellanos           Vice President Tax of SOFTBANK Holdings Inc.; Vice
                           President Tax of SOFTBANK America Inc.; Vice
                           President Tax of SOFTBANK Capital Partners Inc.; Vice
                           President Tax of SOFTBANK Inc.; Vice President Tax of
                           SOFTBANK Technology Ventures V Investment Inc.; Vice
                           President Tax of SOFTBANK Incubator Investment Inc.

Stephen A. Grant           Secretary of SOFTBANK Holdings Inc.; Secretary of
                           SOFTBANK America Inc.; Secretary of SOFTBANK Inc.;
                           Secretary of SOFTBANK Capital Partners Investment
                           Inc.; Secretary of SOFTBANK Technology Ventures V
                           Investment Inc.; Secretary of SOFTBANK Content
                           Services, Inc.; Partner, Sullivan & Cromwell.

Akira Izumita              Director of SOFTBANK America Inc.; Director of
                           SOFTBANK Holdings Inc.




                               Page 11 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 12 OF 15 PAGES
----------------------                                     ---------------------


                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi- Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME                       PRESENT AND PRINCIPAL OCCUPATION

Masayoshi Son              Chairman of the Board, President and director of
                           SOFTBANK Holdings Inc.; President, Chief Executive
                           Officer and director of SOFTBANK Corp.; Chairman of the Board and director of SOFTBANK America Inc.;
                           Director of SOFTBANK Capital Partners Investment Inc.

Ronald D. Fisher           Vice Chairman and director of SOFTBANK Holdings Inc.;
                           Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                           Partners Investment Inc.; Managing Member of SOFTBANK
                           Capital Partners LLC.

Francis B. Jacobs          Vice President and director of SOFTBANK Holdings
                           Inc.; Vice President and director of SOFTBANK America
                           Inc.; Vice President and director of SOFTBANK Capital
                           Partners Investment Inc.; Vice President and director of SOFTBANK Technology Ventures V Investment Inc.;
                           Vice President of SOFTBANK Incubator Investment Inc.

Stephen A. Grant           Secretary of SOFTBANK Holdings Inc.; Secretary and
                           General Counsel of SOFTBANK America Inc.; Secretary of SOFTBANK Capital Partners Investment Inc.;
                           Partner, Sullivan & Cromwell.

                               Page 12 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 13 OF 15 PAGES
----------------------                                     ---------------------


Steven J. Murray           Vice President and Treasurer of SOFTBANK Holdings
                           Inc.; Treasurer of SOFTBANK America Inc.; Vice
                           Chairman and Treasurer of SOFTBANK Capital Partners
                           Investment Inc.

Anthony Castellanos        Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                           President of SOFTBANK Capital Partners Investment
                           Inc.

Lou DeMarco                Director of SOFTBANK America Inc.; Director of
                           SOFTBANK Holdings Inc.

Akira Izumita              Director of SOFTBANK America Inc.; Director of
                           SOFTBANK Holdings Inc.



                               Page 13 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 14 OF 15 PAGES
----------------------                                     ---------------------


                                   SCHEDULE 3

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                       PRESENT AND PRINCIPAL OCCUPATION

Masayoshi Son              President, Chief Executive Officer and director of
                           SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board and director of SOFTBANK America Inc.; Director of SOFTBANK Capital Partners Investment Inc.

Ken Miyauchi               Executive Vice President and director of SOFTBANK
                           Corp.

Norikazu Ishikawa          Executive Vice President of SOFTBANK Corp.

Yoshitaka Kitao            Executive Vice President, Chief Financial Officer and
                           director of SOFTBANK Corp.

Makoto Okazaki             Executive Vice President of SOFTBANK Corp.

Kazuhiko Kasai             Director of SOFTBANK Corp.

Masahiro Inoue             Director of SOFTBANK Corp.

Jun Murai                  Director of SOFTBANK Corp.

Toshifumi Suzuki           Director of SOFTBANK Corp.

Tadashi Yanai              Director of SOFTBANK Corp.

Mark Schwartz              Director of SOFTBANK Corp.



                               Page 14 of 15 Pages

----------------------                                     ---------------------
CUSIP NO.  269246-10-4                13D                   PAGE 15 OF 15 PAGES
----------------------                                     ---------------------


Ronald D. Fisher           Director of SOFTBANK Corp.; Vice Chairman and
                           director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                           Partners Investment Inc.; Managing Member of SOFTBANK
                           Capital Partners LLC.



                               Page 15 of 15 Pages